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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2003


                                -----------------


                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)


                                -----------------


             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F   X   Form 40-F
                                    ---            ---


  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.]

                                 Yes     No   X
                                     ---     ---

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2003

                                   MITSUBISHI TOKYO FINANCIAL GROUP, INC.



                                   By: /S/  Atsushi Inamura
                                      -------------------------------------
                                   Name: Atsushi Inamura
                                   Title: Chief Manager, General Affairs
                                          Corporate Administration Division

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[Translation]
                                                                   June 27, 2003

To the Shareholders:

                            NOTICE OF RESOLUTIONS OF
                   THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
                   ------------------------------------------

Dear Shareholders:

          You are hereby notified that the matters below were reported and resolved at the 2nd Annual General Meeting of Shareholders of the Company held today.

                                         Yours very truly,

                                         MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                                         By: /s/ SHIGEMITSU MIKI
                                             ----------------------------------
                                         Shigemitsu Miki
                                         President & CEO
                                         4-1, Marunouchi 2-chome,
                                         Chiyoda-ku, Tokyo

                                   PARTICULARS

Matters for Reporting:
          Report on the Non-Consolidated Balance Sheet as of March 31, 2003, and the Non-Consolidated Statement of Income and the Business Report for the 2nd Business Term (April 1, 2002 to March 31, 2003).

          The contents of the Financial Statements above were reported.

Matters for Resolution:.
          First Item of Business:
                     The matter of Approval of the Proposed Appropriation of
              Retained Earnings for the 2nd Business Term was approved and resolved as originally proposed. The year-end dividend of the term under review was decided at (Yen)4,000 per share.
                     Also, the year-end dividend for the Class 1 Preferred
              Shares was decided at (Yen)41,250 (the prescribed annual dividends amount to (Yen)82,500 per share including interim dividends) and the year-end dividend for the Class 2 Preferred Shares was decide at (Yen)8,100 per share (the prescribed annual dividends amount to (Yen)16,200 per share including interim dividends).

          Second Item of Business:
                     The matter of the Partial Amendments to the Articles of
              Incorporation was approved and resolved as originally proposed.
                     The contents of the Amendments are as follows.
                     As a result of the "Law regarding the Partial Amendments to the Commercial Code, etc. of Japan" (Law No. 44, 2002; enforced on April 1, 2003), establishment of a system to invalidate share certificates, adoption of a system for shareholders to request issuing companies to sell fractional shares and relaxation of provisions regarding the quorum required for special resolutions at the general meeting of shareholders on matters, such as for amendments to the Articles of Incorporation, etc. were implemented.
                     In order to respond to these implementations, the Company
              made necessary changes and established necessary provisions in the Articles of Incorporation, including, among other things, establishment of provisions regarding the register of loss of share certificates, adoption of requests made by shareholders to the Company to sell fractional shares and reducing a quorum required for special resolutions at the general meeting of shareholders to one-third of voting rights owned by all shareholders for smooth operation of the general meeting of shareholders.

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                 In addition, the Company made following necessary changes in connection with deletion of the provision concerning convertible bonds pursuant to the "Law regarding the Partial Amendments to the Commercial Code, etc. of Japan" (Law No. 128, 2001; enforced on April 1, 2002) and extension of the term of office of Corporate Auditors pursuant to the "Law regarding the Partial Amendments to the Commercial Code and the Law regarding Special Exceptions to the Commercial Code Related to Auditing, etc. of Corporations (Kabushiki-Kaisha) of Japan" (Law No. 149, 2001; enforced on May 1, 2002).

       Third Item of Business:
                 Regarding the Election of Four (4) Directors, four (4) Directors, namely Messrs. Asataro Miyake, Nobuo Kuroyanagi, Haruya Uehara and Tetsuo Iwata were newly elected and such Directors assumed their offices.

       Fourth Item of Business:
                 Regarding the Election of Two (2) Corporate Auditors, two (2) Corporate Auditors, namely Messrs. Setsuo Uno and Takuo Oi were newly elected and such Corporate Auditors assumed their offices after the close of this Annual General Meeting of Shareholders.

       Fifth Item of Business:
                 Regarding Granting of Retirement Gratuities to Retiring Directors and Corporate Auditors, it was resolved that the retirement gratuities of two (2) retired Directors, namely Messrs. Hiroshi Watanabe and Setsuo Uno and two (2) retired Corporate Auditors, namely Messrs. Yoshikazu Takagaki and Takashi Uno shall be paid within reasonable amounts to be determined in accordance with the prescribed standards of the Company. The determination of the amount and the date of presentation and methods thereof, etc. shall be entrusted to the Board of Directors in case of the retired Directors and to be determined among Corporate Auditors in case of the retired Corporate Auditors.

                                                                           -End-